EXHIBIT 99.2

Colliers International Group Inc. First Quarter 2020 Financial Results April 28, 2020

Colliers INTERNATIONAL

Forward-Looking Statements

This presentation includes or may include forward-looking statements. Forward-looking statements include the Company's financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and business spending; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; the effects of changes in foreign exchange rates in relation to the US dollar on Canadian dollar, Australian dollar, UK pound sterling and Euro denominated revenues and expenses; competition in markets served by the Company; labor shortages or increases in commission, wage and benefit costs; the impact of pandemics on client demand for the Company's services, the ability of the Company to deliver its services and the health and productivity of its employees; disruptions or security failures in information technology systems; and political conditions or events, including elections, referenda, changes to international trade and immigration policies and any outbreak or escalation of terrorism or hostilities.

Additional factors and explanatory information are identified in the Company's Annual Information Form for the year ended December 31, 2019 under the heading "Risk Factors" (which factors are adopted herein and a copy of which can be obtained at www.sedar.com) and other periodic filings with Canadian and US securities regulators. Forward looking statements contained in this presentation are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Non-GAAP measures

This presentation makes reference to the non-GAAP measures Adjusted EBITDA and Adjusted EPS. Please refer to Appendix for reconciliations to GAAP measures.

2

3 First Quarter 2020 Results • Solid first quarter results • Quarterly revenues down 1% (up 1% in local currency) • Adjusted EBITDA up 25% (28% in local currency) • Adjusted EPS of $0.54, up 6% from last year • Well - positioned to navigate near - term uncertainties stemming from COVID - 19 pandemic • Significant recurring revenue and EBITDA • Globally diversified revenues with about 55% of revenues coming from Americas • Strong balance sheet, enterprising employees and significant insider ownership

4 First Quarter 2020 Results Summary (US$ millions, except per share amounts) (1) Local currency (“LC”) basis, excluding the effects of foreign currency exchange rate fluctuations USD LC (1) Revenue 630.6 635.1 -1% 1% Adjusted EBITDA 54.5 43.6 25% 28% Adjusted EBITDA Margin 8.6% 6.9% Adjusted EPS 0.54 0.51 6% GAAP Operating Earnings 18.5 13.4 38% GAAP Operating Earnings Margin 2.9% 2.1% GAAP EPS 0.11 0.04 175% Q1 2020 Q1 2019 % Change over Q1 2019

164.5 181.8 143.0 151.9 277.3 258.4 45.8 43.1 630.6 635.1 2020 2019 5 First Quarter Consolidated Revenues (US$ millions) Q1 Revenues Outsourcing & Advisory Investment Management Sales Brokerage Lease Brokerage 51% Recurring % Change over Q1 2019 USD LC Investment Management 6% 7% Outsourcing & Advisory 7% 9% Sales Brokerage -6% -4% Lease Brokerage -10% -8% Total -1% 1% Revenue Mix Q1 2020 Q1 2019 Investment Management 7% 7% Outsourcing & Advisory 44% 41% Sales Brokerage 23% 24% Lease Brokerage 26% 29% Total 100% 100%

6 (1) Q1 2020 GAAP Operating Earnings: $22.7M Americas, $(13.5)M EMEA, $1.2M Asia Pacific, $11.8M Investment Management (2) Q1 2019 GAAP Operating Earnings: $16.2M Americas, $(10.1)M EMEA, $9.2M Asia Pacific, $3.6M Investment Management Q1 2020 Revenues Q1 2020 Adjusted EBITDA 1 First Quarter Geographic Split (US$ millions) Q1 2019 Revenues Q1 2019 Adjusted EBITDA 2 59% 19% 15% 7% Americas 370.0 EMEA 117.1 Asia Pacific 97.4 Investment Management 45.8 57% 10% 34% Americas 31.2 EMEA (3.6) Asia Pacific 5.2 Investment Management 18.4 55% 22% 23% Americas 26.2 EMEA (2.5) Asia Pacific 10.9 Investment Management 10.2 56% 19% 18% 7% Americas 358.8 EMEA 120.5 Asia Pacific 112.3 Investment Management 43.1

7 Americas (US$ millions) • Revenues up 4% in local currency • Growth was driven by strong increases in Outsourcing & Advisory activity with brokerage down slightly versus the prior year quarter • Adjusted EBITDA margin up on lower costs and operating leverage in Outsourcing & Advisory Outsourcing & Advisory Sales Brokerage Lease Brokerage (1) GAAP Operating Earnings: Q1 2020 $22.7M at 6.1% margin ; Q1 2019 $16.2M at 4.5% margin Revenue Adjusted EBITDA 1 (Adjusted EBITDA Margin) USD LC Revenue Growth 3% 4% 128.4 139.8 94.2 86.6 147.4 132.4 370.0 358.8 Q1 2020 Q1 2019 31.2 26.2 8.4% 7.3% Q1 2020 Q1 2019

8 Revenue EMEA (US$ millions) Adjusted EBITDA 1 (Adjusted EBITDA Margin) • Revenues were approximately flat in local currency across all service lines • Adjusted EBITDA was a loss of $3.6 million relative to a loss of $2.5 million in Q1 2019 (1) GAAP Operating Earnings: Q1 2020 ($13.5M) at (11.5%) margin; Q1 2019 ($10.1M) at (8.4%) margin Outsourcing & Advisory Sales Brokerage Lease Brokerage USD LC Revenue Growth -3% 0% 21.1 21.7 31.9 32.2 64.1 66.5 117.1 120.5 Q1 2020 Q1 2019 - 3.6 - 2.5 - 3.1% - 2.1% Q1 2020 Q1 2019

9 Asia Pacific (US$ millions) • Revenues were down 9% in local currency • Sharply reduced Sales Brokerage activity in China and the rest of Asia attributable to the pandemic, beginning early in the quarter, partially offset by incremental revenues from the recent Synergy acquisition • Adjusted EBITDA decline on lower revenues and service mix (1) GAAP Operating Earnings: Q1 2020 $1.2M at 1.3% margin; Q1 2019 $9.2M at 8.2% margin Revenue Adjusted EBITDA 1 (Adjusted EBITDA Margin) Outsourcing & Advisory Sales Brokerage Lease Brokerage USD LC Revenue Growth -13% -9% 5.2 10.9 5.4% 9.7% Q1 2020 Q1 2019 15.1 20.3 16.8 33.0 65.5 59.0 97.4 112.3 Q1 2020 Q1 2019

10 Investment Management (US$ millions) • Local currency revenue growth of 7% was positively impacted by management fee growth across open and closed - ended alternative asset funds as well as timing of certain European transaction fees • $35.1 Billion of AUM as of March 31, 2020, up 31% from $26.7 Billion as of March 31, 2019 (1) GAAP Operating Earnings: Q1 2020 $11.8M at 25.7% margin; Q1 2019 $3.6M at 8.4% margin Revenue Adjusted EBITDA 1 (Adjusted EBITDA Margin) USD LC Revenue Growth 6% 7% 45.8 43.1 Q1 2020 Q1 2019 18.4 10.2 40.2% 23.8% Q1 2020 Q1 2019

11 1 Includes business acquisitions, contingent acquisition consideration and purchase of non - controlling interests in subsidiaries. Balance Sheet & Liquidity (US$ millions) Highlights • Conservative financial profile with net debt / pro forma adjusted EBITDA leverage of 1.8x at March 31, 2020 • Up from 1.4x at December 31, 2019 and reflects seasonal working capital usage • Debt agreements permit maximum leverage of 3.5x • As of March 31, 2020, had $478 million of available and unused credit under revolving credit facility maturing in April 2024 • Capital expenditures now expected at $40 - $50 million for 2020, down from $65 - $75 million previously budgeted • Acquisitions of Dougherty and Maser expected to close in 2020, subject to applicable closing conditions including regulatory approvals and closing adjustments Cash $ 103.1 $ 115.0 $ 117.3 Total Debt 741.2 611.4 803.5 Net Debt $ 638.1 $ 496.4 $ 686.2 Redeemable non-controlling interests 349.6 359.2 345.5 Shareholders' equity 496.4 517.3 404.5 Total capitalization $ 1,484.1 $ 1,372.9 $ 1,436.2 Net debt / pro forma adjusted EBITDA 1.8x 1.4x 2.0x Capital Expenditures $ 8.7 $ 10.4 Acquisition Spend (1) $ 18.5 $ 20.3 March 31, 2020 December 31, 2019 March 31, 2019 Three months ended March 31, 2020 March 31, 2019

12 Impact of COVID - 19 Financial Metrics • Given uncertainty related to the pandemic, working assumption is a 15% - 25 % reduction in consolidated revenues and a 25% - 35 % reduction in consolidated Adjusted EBITDA for the full year 2020 (relative to 2019 ) and excludes any acquisitions not yet completed • Brokerage revenues, which represented approximately 55 % of 2019 consolidated revenues, have a highly variable cost structure, are expected to decline sharply for the second quarter with gradual improvements in the third and fourth quarters • Outsourcing & Advisory and Investment Management, which represent approximately 45 % of 2019 consolidated revenues, are expected to remain relatively stable for the balance of the year with some variability depending on market conditions • Working assumption is based on the best available information as of April 28 , 2020 and is subject to change based on numerous macroeconomic, health, social, political and related factors

13 Impact of COVID - 19 Operational Priorities • Company has taken significant steps to adjust costs to expected revenues across all service lines swiftly and thoughtfully as conditions warranted and may take further cost reduction measures in the future as required • Executed measures should result in approximately $ 150 million of cost savings in 2020 • Furloughed approximately 10 % of workforce for a period of 2 - 3 months with health benefits maintained, while another 5 % were separated from service • Reduced non - essential spending for the balance of the year • Remotely serving and communicating with clients across our global platform • Surveys, thought leadership, and interactive webinars at local, regional, and global levels • Dedicated COVID - 19 information available on Company’s regional websites : Canada US EMEA APAC

Appendix Reconciliation of non - GAAP measures

15 Appendix Reconciliation of GAAP earnings to adjusted EBITDA (US$ thousands) Net earnings $ 6,458 $ 5,463 Income tax 5,198 1,215 Other income, net (704) (501) Interest expense, net 7,585 7,221 Operating earnings 18,537 13,398 Depreciation and amortization 24,891 22,668 Equity income from non-consolidated entites 555 - Acquisition-related items 2,750 4,635 Restructuring costs 5,468 39 Stock-based compensation expense 2,253 2,831 Adjusted EBITDA $ 54,454 $ 43,571 Three months ended March 31, 2020 March 31, 2019

16 Appendix Reconciliation of GAAP earnings to adjusted net earnings and adjusted earnings per share (US$ thousands) Net earnings $ 6,458 $ 5,463 Non-controlling interest share of earnings (3,377) (1,244) Amortization of intangible assets 16,013 14,720 Acquisition-related items 2,750 4,635 Restructuring costs 5,468 39 Stock-based compensation expense 2,253 2,831 Income tax on adjustments (5,805) (4,004) Non-controlling interest on adjustments (2,150) (2,246) Adjusted net earnings $ 21,610 $ 20,194 (US$) Diluted net earnings per common share $ 0.11 $ 0.04 Non-controlling interest redemption increment (0.04) 0.07 Amortization of intangible assets, net of tax 0.24 0.23 Acquisition-related items 0.07 0.10 Restructuring costs, net of tax 0.10 - Stock-based compensation expense, net of tax 0.06 0.07 Adjusted EPS $ 0.54 $ 0.51 Three months ended March 31, 2020 March 31, 2019 Three months ended March 31, 2020 March 31, 2019